UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20- F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):               .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):               .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: April 20, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM AWARDED 3G LICENSE

Moscow and New York (April 20, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced that according to official information from Federal Communications Agency (the “Agency”) VimpelCom became one of the winners in the tenders for three licenses for provision of IMT-2000/UMTS (3G) mobile radiotelephony communications services.

Commenting on the tender results, VimpelCom’s CEO, Alexander Izosimov said: “We are satisfied with the tender results. In our view, VimpelCom’s victory was well-deserved, and we are pleased that our experience, knowledge and resources will be fully utilized in the deployment of 3G networks in Russia. I believe that the decision made by the commission will contribute to healthy competition in the Russian telecommunications sector and is in the best interests of Russian consumers, the Russian telecommunications industry and the Russian economy in general.”

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to competition in the Russian telecommunications industry as a result of today’s license awards and are made on the basis of information currently available to VimpelCom’s management. There can be no assurance that the licenses awarded today will result in additional competition in the Russian telecommunications industry, that the results of the tenders will not be challenged successfully, or that the license awarded to VimpelCom will be issued or will not be revoked after issuance. Additionally, 3G network rollout requires significant financial investments and there can be no assurance that VimpelCom will be able to roll-out a 3G network on economically favorable terms. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, and recently acquired companies in Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 77 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Marine Babayan	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com